SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telecom Argentina S.A.

Item

1.     Documentation of the Ordinary General Shareholders’ Meeting summoned for November 30, 2017

Buenos Aires, November 2, 2017

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Documentation of the Ordinary General Shareholders’ Meeting summoned for November 30, 2017

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (‘Telecom Argentina’ or the ‘Company’) to submit the documentation of the referred Shareholders’ Meeting summoned for November 30, 2017.

We hereby attach:

a)    Notice of the call to the Ordinary General Shareholders’ Meeting.

b)    Proposals of the Board of Directors to the Shareholders’ Meeting regarding the items of the Agenda.

Sincerely,

Pedro G. Insussarry

Responsible for Market Relations

FREE TRANSLATION

TELECOM ARGENTINA S.A.

CALL TO ORDINARY GENERAL SHAREHOLDERS’ MEETING

The Shareholders are summoned to an Ordinary General Shareholders´ Meeting to be held on November 30, 2017, at 10.00 a.m. on the first call, and at 11.00 a.m. on the second call, at the corporate offices at Ave. Alicia Moreau de Justo No. 50, City of Buenos Aires, in order to consider the following items:

AGENDA:

1.     Appointment of two shareholders to approve and sign the Meeting Minutes.

2.              Consideration of the delegation of powers into the Board of Directors to order the partial or total withdrawal of the “Reserve for Future Cash Dividends” and the distribution of the withdrawn funds as cash dividends, in the amounts and dates determined by the Board of Directors.

THE BOARD OF DIRECTORS

Note 1: To be able to attend the Shareholders’ Meeting, shareholders are required to deposit their book-entry shareholding certificates issued for that purpose by Caja de Valores S.A., no later than three business days prior to the date of the Shareholders’ Meeting, at Ave. Alicia Moreau de Justo No. 50, 13th floor, City of Buenos Aires, from 10.00 a.m. to 12.00 p.m. and from 3.00 p.m. to 5.00 p.m. The deadline to submit the share certificate is November 24, 2017, at 5.00 p.m.

Note 2: The documentation to be discussed at the Shareholders’ Meeting, including the proposals of the Board of Directors related to the matters to be considered, are available at Telecom Argentina’s website: www.telecom.com.ar. Hard copies of such documents may be obtained at the place and time stated in Note 1.

Note 3: Pursuant to the provisions of section 22 of Chapter II, Title II of CNV Rules, at the time of registration and at the time of attending the Meeting, all the details of the shareholders and their representatives should be submitted. Legal entities and other legal structures must provide the information and deliver the documentation as required by the CNV Rules in sections 24, 25 and 26 of Chapter II, Title II.

Note 4: Those registered to participate in the Shareholders’ Meeting as custodians or administrators of any third party shareholdings are reminded of the need to fulfill the requirements of section 9, Chapter II, Title II of the CNV Rules, to be able to cast a vote in a divergent manner.

Note 5: Shareholders are requested to be present no later than 15 minutes prior to the scheduled time of the Meeting in order to file their proxies and sign the Attendance Book.

TELECOM ARGENTINA S.A.

PROPOSALS OF THE BOARD OF DIRECTORS TO THE SHAREHOLDERS’ MEETING REGARDING THE ITEMS OF THE AGENDA.

Proposal for the First item of the Agenda:

It is proposed to the Shareholders’ Meeting “the designation of the two shareholders that register the higher number of shares to participate in the Meeting to approve and sign the Minutes”.

Proposal for the Second item of the Agenda:

It is proposed to the Shareholders’ Meeting “to approve the delegation of powers into the Board of Directors to order the partial or total withdrawal of the “Reserve for Future Cash Dividends” and the distribution of the withdrawn funds as cash dividends, in the amounts and dates determined by the Board of Directors”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 2, 2017	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations